Item 4
ICICI Limited

Interim audited results of ICICI Bank Limited (subsidiary of ICICI Limited) for the half year ended December 31, 1999 as per Indian GAAP.

                                                              (Rupees in crores)

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Sr.              Particulars                Third quarter ended       Nine-month period ended      Year ended
 No.                                                                                              March 31, 1999
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                                              Dec. 31,      Dec. 31,       Dec. 31,      Dec. 31,
                                                1999         1998           1999          1998
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
    1. Interest Income                         205.50        143.57         593.08        377.73         544.05
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    2. Other Income                             49.15         26.19         104.14         66.67          89.03
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    3. Total Income                            254.65        169.76         697.22        444.40         633.08
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    4. Interest Expenditure                    164.70        115.33         480.78        296.93         425.51
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    5. Other Expenditure                        28.15         16.82          71.48         43.60          65.44
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    6. Total Expenditure                       192.85        132.15         552.26        340.53         490.95
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    7. Gross Profit before
          depreciation, provisions and
          contingencies                         61.80         37.61         144.96        103.87         142.13
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    8. Depreciation on fixed assets              5.29          4.45          14.34         12.63          17.53
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    9.  Profit before provisions and
          contingencies                         56.51         33.16         130.62         91.24         124.60
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   10. Provisions and contingencies             28.25         19.12          58.26         47.14          61.24
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   11. Net Profit                               28.26         14.04          72.36         44.10          63.36
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   12. Paid up Equity Share Capital            165.00        165.00         165.00        165.00         165.00
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   13.  Reserves (excluding
         Revaluation Reserves)                 215.69        145.85         215.69        145.85         143.33
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   14. Total deposits                        8,500.17      4,642.32       8,500.17      4,642.32       6,072.94
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   15. Total advances                        2,944.48      1,668.15       2,944.48      1,668.15       2,110.12
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   16. Credit-like corporate debt
          instruments                        1,113.44      1,012.07       1,113.44      1,012.07       1,277.48
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

NOTES :

    1. Depreciation on Investments and Provision on bad debts have been made as per Reserve Bank of India guidelines.

    2. The Bank had ensured that all critical technological items in use including servers, desktops, office automation applications, network equipments, etc., were Y2K ready. The Bank did not face any Y2K related problems during the transition to January 1, 2000.

    3. The above results have been taken on record by the Board of Directors of the Bank at its meeting held on January 19, 2000.

January 19, 2000

END